

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 19, 2008

Mr. John A. Bryant
Executive Vice President and
Chief Financial Officer
Kellogg Company
One Kellogg Square
Battle Creek, MI 49017-3534

> **Re:** **Kellogg Company**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed February 25, 2008**
> **Schedule 14A Definitive Proxy Statement**
> **Filed March 5, 2008**
> **Form 10-Q for Quarterly Period Ended March 29, 2008**
> **Filed May 7, 2008**
> **Response Letter Dated May 23, 2008**
> **Response Letter Dated July 28, 2008**
> **File No. 001-04171**

Dear Mr. Bryant:

We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14A filed March 5, 2008

1.   We have reviewed your response to prior comment 1, and we do not concur with your view regarding the immateriality of the targets relating to the annual incentive compensation and long-term incentive compensation. Moreover, based on the information you provided, we cannot make a determination as to whether the disclosure of the targets for internal operating profit, internal net sales, cash flow, and cumulative cash flow from 2007 through 2009 and the related bandwidths will result in competitive harm to you. Please further elaborate on your analysis of competitive harm, addressing in more specific terms why you

believe that the disclosure of each specific target and bandwidth would result in your competitors determining the Company's pricing strategy, focusing on customers or products targeted by the Company for expansion, and competing with the Company for acquisition opportunities.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact James Giugliano at (202) 551-3319, Kimberly L. Calder at (202) 551-3701 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding your financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director